Filed by MB Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Chartered Bancorp, Inc.

Filer’s Commission File Number: 001-36599

February 2016 NASDAQ: MBFI Investor Presentation

Forward-Looking Statements 1 When used in this presentation and in reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the pending merger of MB Financial, Inc. (“MB Financial,” “we,” “us,” or “our”) and American Chartered Bancorp, Inc. (American Chartered”) might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite regulatory approvals and approval of American Chartered’s shareholders for the pending MB Financial-American Chartered merger might not be obtained, or may take longer to obtain than expected; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior, net interest margin and the value of our mortgage servicing rights; (6) the possibility that our mortgage banking business may increase volatility in its revenues and earnings and the possibility that the profitability of our mortgage banking business could be significantly reduced if we are unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of our mortgage servicing rights; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (11) our ability to realize the residual values of our direct finance, leveraged and operating leases; (12) the ability to access cost-effective funding; (13) changes in financial markets; (14) changes in economic conditions in general and in the Chicago metropolitan area in particular; (15) the costs, effects and outcomes of litigation; (16) new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (17) changes in accounting principles, policies or guidelines; (18) our future acquisitions of other depository institutions or lines of business; and (19) future goodwill impairment due to changes in our business, changes in market conditions, or other factors. We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information 2 In connection with the proposed merger between MB Financial and American Chartered, MB Financial has filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on February 4, 2016. The registration statement includes a proxy statement/prospectus, which is being sent to the stockholders of American Chartered. Investors and stockholders of American Chartered are advised to read the proxy statement/prospectus, which was filed by MB Financial with the SEC on February 4, 2016, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, as the case may be, important information about MB Financial, American Chartered and the proposed transaction. Copies of all documents relating to the merger filed by MB Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Corporate Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992. MB Financial, American Chartered and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from American Chartered stockholders in connection with the proposed transaction. Information about the directors and executive officers of MB Financial is contained in the definitive proxy statement of MB Financial relating to its 2015 Annual Meeting of Stockholders filed by MB Financial with the SEC on April 10, 2015. Information about the directors and executive officers of American Chartered is set forth in the proxy statement/prospectus filed with the SEC.

Company Highlights 3 Balance sheet position Attractive loan portfolio mix (percent of total loans, excluding held for sale as of 12/31/2015) 55% commercial and industrial loans and lease loans 31% commercial and construction real estate, with an estimated 32% of these owner-occupied Non-interest bearing deposits were 40% of total deposits as of 12/31/2015; this ratio is in the top quartile of peer banks Shareholder focused – Common (NASDAQ: MBFI) and 8% Series A Preferred Stock (NASDAQ: MBFIP) $2.2 billion market capitalization as of February 5, 2016 MBFI common shares are included in several major indexes (1) Approximately 74 million common shares outstanding with large institutional and mutual fund ownership Increased quarterly common dividend to $0.17 per share in 2Q 2015 $0.00 $0.04 $0.08 $0.12 $0.16 $0.20 Quarterly Dividend per Common Share

Company Strategy 4 Operating return on average assets 1.09% (2) Non-interest bearing DDA currently make up 40% of total deposits – Top Quartile Performance (3) Low cost of funding 24 bps for 4Q 2015 – Top Quartile Performance Solid capital ratios Diversified loan portfolio Strong investment portfolio – returns Top Quartile Performance Core non-interest income at 40% of total revenue for 2015 – Top Quartile Performance Double digit growth in key fee initiatives in each of the last four years One of 12 entities awarded President’s “E” Award (4) for export services in 2015, presented by U.S. Commerce Secretary Penny Pritzker Very low turnover of “A” top-performing employees Highly successful commercial banker training program Ranked in the Top 50 of The Detroit Free Press Top Work Places for midsized companies in 2013, 2014 and 2015 Taylor Capital completed – 2014 MSA Holdings completed – December 2015 American Chartered announced – November 2015 Build a bank with lower risk and consistently better returns than peers Develop balance sheet with superior profitability and lower risk Add great customers, whether they borrow or not Maintain low credit risk and low credit costs Attract low-cost and stable funding Maintain strong liquidity and capital Focus intensely on fee income Fees need to be high quality, recurring, and profitable Not an easy task; requires meaningful investment Emphasize leasing, capital markets, international banking, cards, commercial deposit fees, treasury management, trust and asset management, and mortgage Grow select fee businesses nationally Invest in human talent Recruit and retain the best staff Maintain strong training programs Be the employer of choice Make opportunistic acquisitions Skilled and disciplined acquirer Long track record of successful integrations

Banking Segment 5 Retail Banking Provides a significant portion of funding for the banking segment; 46% of deposits and 11% of loans High percentage of low-cost funding Low reliance on CDs Focuses on business banking customers and individuals that live or work near our branches Key fee initiatives include card services and treasury management services for business banking customers Wealth Management Provides customized private banking, trust, investment management and retirement plan services through a team of experienced advisors Specializes in serving business owners, high-net worth families, foundations, and endowments Focused on asset management, low-cost deposits, and private banking services Manages and advises on more than $6.6 billion of client assets through trust department, asset management subsidiary (Cedar Hill Associates, LLC and MSA Holdings, LLC) Commercial Banking Lending, depository, capital markets and international banking services to middle-market companies with revenues ranging from $10 to $500 million “Relationship banking” culture; calling officers have 20+ years average experience Commercial and industrial and commercial real estate loan portfolio – terms generally range from 1 to 5 years, with total relationship carrying amount typically $25 million or less; approximately 77% have a floating rate of interest indexed to LIBOR or Prime Note: Business line financial data as of December 31, 2015 Lease Banking Lease Banking – provides banking services to lessors located throughout the U.S. in addition to lease and working capital loans and lease equity investments Lease banking has over $1.6 billion in loans outstanding Lease loans are underwritten primarily on the creditworthiness of the lessee Lessees include mostly investment grade “Fortune 1000” companies located throughout the U.S. and large middle-market companies Asset Based Lending Targets national middle-market companies, including manufacturers, distributors, and select service companies with sales from $25 million to $500 million Deal flow via marketing efforts and relationships with private equity firms, mezzanine and second lien capital providers, investment banks, consultants and other trusted advisors Asset based and hybrid ABL cash flow loans from $5 to $50 million Over $800 million of loans currently outstanding Treasury Management Focused on providing high quality and recurring services to commercial and business banking customers as well as selected strategic industry niches Expanding nationally where we have distinguishable expertise Broad suite of services includes account management, process automation, payments systems access, information management, and fraud and risk mitigation

Leasing Segment 6 Full spectrum of lease and equipment financing solutions and related services Leases and equipment finance products originated through our leasing subsidiaries: Celtic Commercial Finance, MB Equipment Finance and LaSalle Systems Leasing, Inc. National customer base in diversified industries ranging from the “Fortune 1000” to middle-market companies, as well as targeted verticals (including the healthcare industry) Broad equipment expertise, with capabilities in most types of essential-use capital equipment. Celtic and LaSalle possess specific expertise in technology-related, material handling equipment and healthcare assets, while MB Equipment Finance focuses on manufacturing, industrial, construction and transportation equipment Products include both tax and non-tax leases, i.e. fair market value, Terminal Rental Adjustment Clause “TRAC” leases, dollar out and fixed purchase option leases; and traditional term loans Capital markets syndication capabilities Third party equipment maintenance contracts and life-cycle asset management services Quarterly lease financing fee revenue varies; below is a rolling trend of trailing twelve month results $0 $20 $40 $60 $80 $100 4q11 1q 2q 3q 4q12 1q 2q 3q 4q13 1q 2q 3q 4q14 1q 2q 3q 4q15 Lease Financing Fee Revenue Trailing Twelve Month Trend (Dollars in Millions) Celtic acquisition Dec 2012

Mortgage Segment 7 An integrated and nimble mortgage platform acquired through the Taylor Capital merger Multiple mortgage origination channels across a national sales footprint Operates in 44 states and DC, with 43 retail branches located in 16 states as of 12/31/2015 Origination mix 58% purchase, 42% refinance for 4Q 2015 Channel mix 82% third party, 18% retail for 4Q 2015 In-house servicing platform Attractive and diversified originating and servicing revenue streams Currently originating approximately $500 million per month Mortgage Servicing Rights asset = $168.2 million as of 12/31/2015 Servicing portfolio of $16.2 billion of home loans (notional) as of 12/31/2015. Ratio of MSR asset/notional value = 1.04% Strong credit quality since inception Ranked in the Top 50 of The Detroit Free Press Top Work Places for midsized companies in 2013, 2014 and 2015

Diversified Loan Portfolio 8 Loan Mix 12/31/2015 Total: $9.7 billion Loan Mix 12/31/2011 Total: $5.3 billion Increased proportion of C&I and lease loans 55% 45% C&I and Lease Loans CRE, Construction & Consumer 44% 56% C&I and Lease Loans CRE, Construction & Consumer 12/31/2011 Percent of Total 12/31/2015 Percent of Total CAGR Commercial $ 1,113 21% $ 3,616 37% 34% Commercial collateralized by assignment of lease payments (lease loans) 1,209 23% 1,779 18% 10% C&I and Lease Loans $ 2,322 44% $ 5,395 55% 23% Commercial real estate 1,854 35% 2,696 28% 10% Construction real estate 186 3% 252 3% 8% Residential real estate 317 6% 628 7% 19% Other consumer 612 12% 682 7% 3% Gross loans, excluding HFS and PCI loans $ 5,288 100% $ 9,653 100% 16% Loans (Dollars in millions)

NPL Composition as of December 31, 2015 (Dollars in millions) Asset Quality Statistics 9 Payment Status of NPLs (Dollars in millions) C&I and Lease Loans CRE, Construction and Consumer $37.1 $73.4 $0 $20 $40 $60 $80 $100 $120 $140 2011 2012 2013 2014 2015 NPLs more than 30 days past due NPLs less than 30 days past due 2011 2012 2013 2014 2015 ALLL to total loans 2.13% 2.15% 1.96% 1.21% 1.31% NPLs to total loans 2.17% 2.03% 1.87% 0.96% 1.13% ALLL to NPLs 98.00% 106.17% 104.87% 126.34% 116.02% YTD Net charge-offs (recoveries) to average loans 2.90% (0.02%) 0.16% 0.18% 0.04%

10 Investment Portfolio – Top Quartile Performance 75th Percentile Total Return before fully tax equivalent adjustments and percentile rankings for 4Q 2015 (6) Historical 3 and 5 year percentile ranking 0 20 40 60 80 100 Percentile Ranking 3 Year 5 Year Total Annualized Return Percentile 3 Year 2.49% 88 5 Year 3.06% 87

Attractive Deposit Mix with Significant Concentration of Low-Cost Deposits 11 Deposit Mix 12/31/2015 Total: $11.5 billion Deposit Mix 12/31/2011 Total: $7.6 billion Improved mix while growing deposits 84% 16% Low - cost Deposits CDs 69% 31% Low - cost Deposits CDs Deposits Percent of Total Deposits Percent of Total Rate 4Q 2015 CAGR Noninterest bearing deposits $ 1,886 25% $ 4,627 40% - 25% Money market and NOW accounts 2,645 34% 4,145 36% 0.19% 12% Savings accounts 754 10% 974 8% 0.05% 7% Low-cost deposits $ 5,285 69% $ 9,746 84% 0.09% 17% Certificates of deposit (CDs) 1,926 25% 1,244 11% 0.46% (10%) Brokered CDs 437 6% 515 5% 1.45% 4% Total deposits $ 7,648 100% $ 11,505 100% 0.18% 11% 12/31/2011 12/31/2015

Capital Planning 12 Tier 1 Capital includes 8.00% Series A Preferred and various floating rate trust preferred securities The Series A Preferred is callable beginning Feb 2018 Trust preferred securities consists of 8 separate issuances, which are all currently callable, have variable interest rates ranging from 3 month LIBOR + 1.30% to 3 month LIBOR + 2.80%; maturities from 2028 to 2037 Possible redemptions reviewed regularly depending on projected capital needs and cost of these securities How we intend to deploy capital Intend to exceed well-capitalized requirements Reinvest in our business lines to support organic growth Pay a regular dividend and repurchase stock when warranted The 2015 dividend payout ratio was 32% Current quarterly dividend of $0.17 per common share equates to a current annualized yield of approximately 2.3% (7) Acquisitions – active and disciplined Taylor Capital Group August 2014 MSA Holdings, LLC December 2015 American Chartered Bancorp announced November 2015 10.00% 8.21% 12.54% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% Tangible common equity to tangible assets Total Risk Based Capital Capital Ratios as of December 31, 2015 Regulatory Requirement MBFI

Summary Income Statement and EPS 13 $0.52 $1.60 $1.79 $1.31 $2.02 $0.51 $1.77 $1.83 $1.86 $2.06 $0.00 $0.40 $0.80 $1.20 $1.60 $2.00 $2.40 2011 2012 2013 2014 2015 Fully Diluted Earnings Per Common Share As Reported EPS Operating EPS (excludes non-core items) 2011 2012 2013 2014 2015 Interest income $ 385 $ 335 $ 298 $ 375 $ 494 Interest expense 59 43 26 24 29 Net interest income $ 325 $ 293 $ 272 $ 351 $ 465 Provision for credit losses 121 (9) (6) 12 21 Net interest income after provision for credit losses $ 205 $ 302 $ 278 $ 339 $ 444 Non-interest income 123 129 154 221 322 Non-interest expenses 283 304 295 437 534 Income before income taxes $ 44 $ 127 $ 138 $ 123 $ 232 Applicable income tax expense 5 36 39 37 73 Net income $ 39 $ 90 $ 98 $ 86 $ 159 Summary Income Statement (Dollars in millions) Years Ended December 31,

Key Fee Initiatives – Reflect Continued Solid Growth 14 Lease financing Includes fees related to equipment leases as well as brokering third party equipment maintenance contracts Mortgage banking Includes revenue from both originations and servicing Commercial deposit and treasury management fees Includes fees for the following services: account management, payments systems access, information management, and fraud and risk mitigation Expanding nationally where we have expertise Trust and asset management fees Wealth management solutions for individuals, corporations and not-for-profits Includes fees for the following services: investment management, custody, personal trust, financial planning, and wealth advisory services for high net worth individuals Card fees Includes fees for debit, credit (business and multi card), prepaid, incentive and gift cards Capital markets and international banking fees Capital markets services includes derivatives and interest rate risk solutions, capital solutions, merger and acquisition advisory and real estate debt placement International banking services includes trade services (letters of credit), export trade finance, and foreign exchange 2011 2012 2013 2014 2015 Lease financing, net $ 26.9 $ 36.4 $ 61.2 $ 64.3 $ 76.6 Mortgage banking revenue 0.8 2.3 1.7 46.1 117.4 Commercial deposit and treasury management 23.6 23.6 24.9 34.3 45.3 Trust and asset management fees 17.3 18.0 19.1 21.8 23.6 Card fees 7.0 9.4 11.0 13.7 15.3 Capital markets and international banking 1.9 5.1 3.6 5.5 8.1 Total key fee initiatives $ 77.5 $ 94.8 $ 121.5 $ 185.8 $ 286.3 Percent change 15.7% 22.3% 28.2% 53.0% 54.1% Years Ended December 31,

Operating Performance 15 25th-75th Percentile Median MBFI MBFI (8) High percentage of low-cost deposits results in an overall low cost of funds and top quartile performance Net interest margin driven by solid loan yields and investment portfolio returns matched with low funding costs Source: SNL Financial, company filings 0.49 0.31 0.26 0.25 0.27 0.70 0.52 0.32 0.25 0.23 0.92 0.66 0.51 0.42 0.42 0.10 0.30 0.50 0.70 0.90 2011 2012 2013 2014 2015 Cost of Funds (%) 3.47 3.41 3.19 3.14 3.09 3.90 3.73 3.59 3.77 3.84 3.94 3.94 3.96 3.76 3.66 3.59 3.56 2.80 3.20 3.60 4.00 2011 2012 2013 2014 2015 Net Interest Margin - FTE (%)

Operating Performance 16 25th-75th Percentile Median MBFI Top quartile performance, while focused on further growing profitable and sustainable fee income Outperformed peer median since 2012 Source: SNL Financial, company filings 24 25 25 24 24 27 29 34 37 40 35 33 34 36 35 14 20 26 32 38 44 2011 2012 2013 2014 2015 Core Non - interest Income/Revenues - FTE (%) 1.44 1.39 1.37 1.26 1.30 1.60 1.65 1.44 1.45 1.38 1.88 1.88 1.95 1.89 1.72 1.10 1.30 1.50 1.70 1.90 2.10 2011 2012 2013 2014 2015 Net Core Non - interest Expense/Average Assets (%)

Top Quartile Returns 17 25th-75th Percentile Median MBFI MBFI (9) MBFI (10) Source: SNL Financial, company filings 7.4 7.5 7.7 7.2 7.5 8.4 9.1 9.7 8.5 8.2 9.3 9.2 9.0 8.7 8.8 6.5 7.5 8.5 9.5 10.5 2011 2012 2013 2014 2015 TCE/TA (%) 0.55 0.74 0.82 0.80 0.75 0.39 0.95 1.05 0.75 1.07 1.07 1.16 1.05 1.05 1.02 1.05 1.09 0.00 0.40 0.80 1.20 2011 2012 2013 2014 2015 ROA (%) 5.9 7.9 9.4 8.5 9.3 4.2 10.9 11.9 8.5 12.8 12.8 12.8 12.7 11.0 12.7 11.9 13.1 2.0 4.0 6.0 8.0 10.0 12.0 14.0 2011 2012 2013 2014 2015 ROTCE (%) 10.6 9.3 9.4 9.7 9.5 12.5 13.1 13.3 10.4 9.7 13.9 14.0 13.4 12.4 11.8 8.0 10.0 12.0 14.0 16.0 2011 2012 2013 2014 Sep 2015 TCE/RWA (%) (11)

18 Reserves/Loans (%) Credit Metrics 25th-75th Percentile Median MBFI Source: SNL Financial, company filings 0.67 0.53 0.36 0.31 0.24 2.12 1.62 1.36 0.73 0.91 1.97 1.59 1.11 0.79 0.81 0.00 0.50 1.00 1.50 2.00 2.50 2011 2012 2013 2014 2015 NPAs/Assets (%) 1.03 0.89 0.55 0.47 0.27 2.17 2.03 1.87 0.96 1.13 2.42 1.70 1.20 0.96 1.03 0.00 0.50 1.00 1.50 2.00 2.50 3.00 2011 2012 2013 2014 2015 NPLs/Loans (%) (12) 84.0 90.1 101.4 121.9 100.0 98.0 106.2 104.9 126.3 116.0 143.0 174.2 215.0 233.5 231.4 50.0 90.0 130.0 170.0 210.0 250.0 2011 2012 2013 2014 2015 ALLL/NPLs (%) 1.24 1.10 1.02 0.92 0.83 2.13 2.15 1.96 1.21 1.31 2.19 1.80 1.59 1.35 1.21 0.00 0.50 1.00 1.50 2.00 2.50 2011 2012 2013 2014 2015 ALLL/Loans (%)

19 Skilled Acquirer Skilled acquirer of both depository and non-depository entities Seventeen completed acquisitions since 2000 Disciplined financial analyses focused on Internal rates of return and returns on invested capital Long-term per share earnings accretion Long track record of successful and rapid employee, customer and systems integrations Branch network size and location makes acquired branch consolidations more likely to result in enhanced expense savings opportunities Company culture suited for acquisitions

20 2004 First Security Fed Financial (Chicago, IL) January 9, 2004 2002 South Holland Bancorp (South Holland, IL) November 1, 2002 LaSalle Systems Leasing, Inc. July 22, 2002 2006 First Oak Brook Bancshares (Oak Brook, IL) May 1, 2006 2009 Heritage Community Bank (Glenwood, IL) February 7, 2009 InBank (Oak Forest IL) September 4, 2009 Corus Bank (Chicago, IL) September 11, 2009 Benchmark Bank (Aurora, IL) December 4, 2009 2008 Cedar Hill Associates, LLC (Chicago, IL) April 18, 2008 Track Record of Being a Disciplined Acquirer and Experienced Integrator 2010 Broadway Bank (Chicago, IL) April 23, 2010 New Century Bank (Chicago, IL) April 23, 2010 2001 FSL Holdings, Inc. (South Holland, IL) February 8, 2001 MidCity Financial (Chicago, IL) April 19, 2001 First Lincolnwood (Lincolnwood, IL) December 27, 2001 2012 Celtic Leasing Corp. (Irvine, CA) December 28, 2012 2013 Taylor Capital Group, Inc. (Rosemont, IL) July 14, 2013 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 * * * * * * * * * * * * * * * 2015 MSA Holdings, LLC (Chicago, IL) October 28, 2015 American Chartered Bancorp (Schaumburg, IL) (pending) November 22, 2015 Source: Company filings. Transaction dates indicate announcement date.

21 Transaction Strategic Rationale American Chartered Unique and strategically attractive target Financially compelling with low-risk Unique Chicago commercial banking franchise One of the largest privately-held banks in the Chicago area ($2.8 billion in assets at 9/30/2015) Focused on serving the Chicago’s middle-market and emerging middle-market business community since 1987 $2.0 billion in loans at 9/30/2015; 81% commercial-related 15 branches strategically located to serve the commercial customer base Expertly managed with strong financial returns Attractive core deposit franchise with $2.2 billion of deposits at 9/30/2015 and at an average cost of 13 bps (13), over 50% of which are non-interest bearing Complementary fit with MB Financial’s commercial banking business; adds 47 commercial bankers to our sales force Transaction economics are compelling 5%+ accretive to fully diluted EPS in the first year (excluding transaction costs), and 7%+ accretive thereafter Tangible book value dilution at closing estimated at 4.6% with an earn-back of 4.25 years 15%+ internal rate of return Cost savings estimated at 29% of American Chartered’s core operating expenses Potential cross-sales opportunities in areas such as capital markets, international banking, leasing, private banking and investment management not factored into the transaction economics MB Financial management has significant and successful recent merger integration experience

22 Transaction Summary Transaction Value $449 million in total consideration (14) $9.30 purchase price per share (14) Valuation Multiples 2.19x adjusted tangible book value (14) 13.6x YTD September 30, 2015 net income (annualized) of $33.0 million 10.4x YTD September 30, 2015 net income (annualized), including after-tax cost savings Consideration Shareholder election (subject to proration) of either 0.2732 common shares of MBFI (fixed exchange ratio) or $9.30 in cash for each common share of American Chartered $100 million in aggregate cash consideration (fixed) with remainder in MBFI common shares (totaling 10.257 million MBFI common shares) Transaction Assumptions 29% pre-tax cost savings ($16.9 million pre-tax) phased in over 2 years Loan credit mark exceeding existing allowance for loan losses by $10 million Transaction costs estimated to be $32 million, pre-tax Core Deposit Intangible estimated to be $42 million (Approximately 2% of deposits excluding CDs) Capital No capital issuance required MBFI’s TCE ratio expected to be approximately 7.7% following the acquisition Board of Directors American Chartered Chairman Robert Riter will join the MB Financial Board of Directors Closing Targeting close around June 30, 2016 and systems conversion by December 31, 2016 Subject to regulatory approvals, approval by American Chartered stockholders and other customary closing conditions

23 Company Profile (15) Calculation of Adjusted TBV at 9/30/2015 Loan Portfolio Trend (2012 to Current) 8.3% CAGR Founded: 1987 Headquarters: Schaumburg, IL Employees: 311 Financial Summary and Key Ratios (Dollars in Billions) Assets $2.8 ROA 1.18% Loans $2.0 ROE 19% Deposits $2.2 Efficiency Ratio 53% ` American Chartered Overview $1,611 $1,760 $1,901 $2,005 $1,000 $1,400 $1,800 $2,200 2012 2013 2014 Sept 2015 Loan Balances (Dollars in Millions) Price to Tangible Book Value Calculation (Dollars and shares in millions, except per share data) American Chartered Stated Tangible Common Equity $161.6 Plus: Preferred Equity (Series D and F) to be Converted 29.4 Tax Benefit of Non-Qualified Stock Option Exercises 14.1 Adjusted Tangible Book Value $205.1 Common Shares and Restricted Shares Outstanding 35.6 Plus: Conversion of Preferred Equity Shares 8.4 Options (Net of Exercise Price) 4.3 Total Number of Diluted Shares Outstanding 48.3 Fully-Diluted Tangible Book Value Per Share $4.25 Purchase Price Per Fully Diluted Share $9.30 Price to Tangible Book Value 219%

American Chartered Acquisition Enhances Position in the Chicago MSA 24 Source: FDIC as of June 30, 2015 Rank Parent Company Name Total Active Branches Total Deposits Total Deposit Market Share 1 JPMorgan Chase & Co. 392 $ 87,504 22.75% 2 Bank Of Montreal 219 47,820 12.43% 3 Bank Of America Corporation 165 41,566 10.81% 4 Northern Trust Corporation 11 31,891 8.29% 5 Wintrust Financial Corporation 125 16,175 4.21% 6 Fifth Third Bancorp 172 14,853 3.86% (7) Pro-forma Combined 95 13,088 3.40% 7 PNC Financial Services Group, Inc., The 153 12,023 3.13% 8 PrivateBancorp, Inc. 20 11,853 3.08% 9 Citigroup Inc. 65 11,740 3.05% 10 U.S. Bancorp 176 11,034 2.87% 11 MB Financial, Inc. 80 10,870 2.83% 12 First Midwest Bancorp, Inc. 92 7,603 1.98% 13 Wells Fargo & Company 11 5,990 1.56% 14 TCF Financial Corporation 160 5,760 1.50% 15 Associated Banc-Corp 26 3,538 0.92% 16 FirstMerit Corporation 39 2,554 0.66% 17 American Chartered 15 2,218 0.58% Other Market Participants 1,051 59,629 15.50% Market Total 2,972 $ 384,621 100% Current Chicago MSA Deposit Rankings (Dollars in millions)

Combined Chicago MSA Branch Footprint 25 MB Financial Branch American Chartered Branch Branches are predominantly located in Cook and DuPage counties where the majority of middle-market companies are located Increase in deposit market share pro-forma ranking from 11th to 7th based on a combined 95 branches and $13 billion in deposits Source: SNL Financial

In November 2015, we announced an agreement to acquire Schaumburg, IL-based American Chartered Bancorp, Inc., which had approximately $2.8 billion in assets as of September 30, 2015 Total loans, excluding purchased credit-impaired, grew 4.5% (18.0% annualized) in the 4Q 2015 to $9.7 billion Total deposits grew 2.2% (8.8% annualized) in the 4Q 2015 to $11.5 billion Key earnings components comparisons to 3Q 2015 Net interest income increased 5.0% due to an increase in interest earning assets as the loans to deposits ratio increased to 85.1% and higher reaccrual interest on resolved problem credits Core non-interest income decreased from $82.8 million in the 3Q 2015 to $75.1 million in the 4Q 2015, primarily due to lower lease financing fees and mortgage origination revenue On a fully tax-equivalent basis, core non-interest income was 37% of revenues in the 4Q 2015 as compared to 40% in the 3Q 2015 and remains in the top quartile of our peer banks Core non-interest expense decreased from $134.7 million in 3Q 2015 to $130.9 million in 4Q 2015 Operating earnings (16) increased to $40.6 million in 4Q 2015 from $40.3 million in 3Q 2015 Annualized Operating Return on Assets was 1.06% in the 4Q 2015 Credit Quality Metrics The ratio of non-performing loans to total loans of 1.13% at 12/31/2015 increased from 1.03% at 9/30/2015 Net loan charge-offs to average loans was 0.04% for 2015 In December 2015 we completed our previously announced acquisition of MSA Holdings, LLC Recent Company Highlights – 4Q 2015 26

Non-GAAP Disclosure Appendix 27

Non-GAAP Disclosure Reconciliations 28 This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include net interest margin on a fully tax equivalent basis; net interest margin on a fully tax equivalent basis excluding acquisition discount accretion on acquired Taylor Capital loans; ratio of core non-interest income to total revenue on a fully tax equivalent basis, operating earnings, operating earnings available to common stockholders, operating earnings per common share, operating return on average assets and ratio of net core non-interest expense to average assets, with net gains and losses on investment securities, gain on extinguishment of debt, net gains and losses on sale of other assets, net gain on sale of loans held for sale, and increase in market value of assets held in trust for deferred compensation excluded from the calculations of the non-interest income and core non-interest income components of these measures, as applicable, and with contingent consideration expense and impairment charges, prepayment fees on interest-bearing liabilities, contribution to MB Financial Charitable Foundation, merger related expenses, loss on low to moderate income real estate investment and increase in market value of assets held in trust for deferred compensation excluded from the non-interest expense components of these measures, as applicable, with tax equivalent adjustment and increase in cash surrender value of life insurance, as applicable; cash return on average tangible common equity; ratios of tangible common equity to risk weighted assets and tangible common equity to tangible assets. Our management uses these non-GAAP measures, together with the related GAAP measures, in its analysis of our performance and in making business decisions. Management also uses these measures for peer comparisons. The tax equivalent adjustments to net interest margin, non-interest income and total revenue recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that others within the banking industry present these measures on a fully tax equivalent basis, and accordingly believes that providing these measures may be useful for peer comparison purposes. For the same reasons, management believes the tax equivalent adjustments and increase in cash surrender value of life insurance are useful. Management believes that operating earnings, core and non-core non-interest income and expense are useful in assessing our operating performance and in understanding the primary drivers of our non-interest income and expense when comparing periods. Management also believes that by excluding net gains and losses on investment securities, net gains and losses on sale of other assets, gain on extinguishment of debt, net gain on sale of loans held for sale, and increase in market value of assets held in trust for deferred compensation from the other (non-interest) income components and excluding impairment charges, prepayment fees on interest-bearing liabilities, contribution to MB Financial Charitable Foundation, merger related expenses, contingent consideration expense, loss on low to moderate income real estate investment and increase in market value of assets held in trust for deferred compensation from the non-interest expense components of the ratio of net non-interest expense to average assets and, in the case of the income-related items, the ratio of core non-interest income to total revenue on a fully tax equivalent basis, this information better reflects our operating performance, as the excluded items do not pertain to our core business operations and their exclusion makes this information more meaningful when comparing our operating results from period to period.

Non-GAAP Disclosure Reconciliations 29 The ratios of tangible common equity to tangible assets and tangible common equity to risk-weighted assets exclude goodwill and other intangible assets, net of tax benefits, in determining tangible assets and tangible common equity. Management believes that the presentation of these measures excluding the impact of such items provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management’s success in utilizing our tangible capital as well as our capital strength. Management also believes that providing measures that exclude balances of goodwill and other intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our peers. In addition, management believes that these are standard financial measures used in the banking industry to evaluate performance. The non-GAAP disclosures contained herein should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following table reconciles net interest margin to net interest margin on a fully tax equivalent basis and net interest margin on a fully tax equivalent basis excluding discount accretion on acquired Taylor Capital loans for the periods presented: Ratio 2011 2012 2013 2014 2015 Net interest margin 3.75% 3.49% 3.31% 3.54% 3.63% Plus: tax equivalent effect 0.15% 0.24% 0.28% 0.23% 0.21% Net interest margin, fully tax equivalent (FTE) 3.90% 3.73% 3.59% 3.77% 3.84% Less: effect of excluding discount accretion on acquired Taylor Capital loans 0.18% 0.28% Net interest margin, FTE, excluding discount accretion on acquired Taylor Capital loans 3.59% 3.56% Years Ended December 31,

Non-GAAP Disclosure Reconciliations 30 The following table presents a reconciliation of net income to operating earnings: 2011 2012 2013 2014 2015 Net income, as reported $ 38.7 $ 90.4 $ 98.5 $ 86.1 $ 158.9 Non-core item adjustments Net losses (gains) on investment securities (0.6) (0.6) - 2.5 0.2 Net losses (gains) on sale of other assets (0.3) 0.9 0.3 (3.5) 0.0 (Gain) on extinguishment of debt - - - (1.9) - Net (gain) on sale of loans held for sale (1.8) - - - - Loss on low to moderate income real estate investment - - - 2.1 - Merger related and repositioning expenses - - 2.5 34.8 5.5 Impairment charges 1.6 2.2 - - - Prepayment fees on interest bearing liabilities - 12.7 - - 0.1 Contribution to MB Financial Charitable Foundation - - - 3.3 - Contingent consideration expense - - - 10.6 - Total non-core items $ (1.1) $ 15.3 $ 2.8 $ 48.0 $ 5.8 Income tax expense (benefit) on non-core items (0.4) 6.1 0.5 13.7 2.8 Operating earnings $ 38.1 $ 99.5 $ 100.8 $ 120.3 $ 161.9 Dividends and accretion on preferred shares (10.4) (3.3) - (4.0) (8.0) Operating earnings available to common stockholders $ 27.7 $ 96.2 $ 100.8 $ 116.3 $ 153.9 Years Ended December 31,

Non-GAAP Disclosure Reconciliations 31 The following table presents a reconciliation of tangible common equity to common stockholders’ equity: The following table presents a reconciliation of tangible assets to total assets: 2011 2012 2013 2014 2015 Common stockholders' equity - as reported $ 1,198 $ 1,276 $ 1,327 $ 1,913 $ 1,972 Less: goodwill 387 423 423 712 725 Less: other intangible, net of tax benefit 19 19 15 25 29 Tangible common equity $ 792 $ 833 $ 888 $ 1,177 $ 1,218 As of December 31, 2011 2012 2013 2014 2015 Total assests - as reported $ 9,833 $ 9,572 $ 9,641 $ 14,602 $ 15,585 Less: goodwill 387 423 423 712 725 Less: other intangible, net of tax benefit 19 19 15 25 29 Tangible assets $ 9,427 $ 9,129 $ 9,203 $ 13,866 $ 14,831 As of December 31,

Non-GAAP Disclosure Reconciliations 32 2.4 1.9 1.8 1.8 1.8

Non-GAAP Disclosure Reconciliations 33 2011 2012 2013 2014 2015 Non interest income $ 122.7 $ 129.2 $ 154.4 $ 221.3 $ 322.1 Less net gains (losses) on investment securities 0.6 0.6 - (2.5) (0.2) Less net gains (losses) on sale of other assets 0.3 (0.9) (0.3) 3.5 (0.0) Less net gain on sale of loans held for sale 1.8 - - - - Less gain on extinguishment of debt - - - 1.9 - Less increase in market value of assets held in trust for deferred compensation - 0.8 1.6 0.8 0.0 Total core non-interest income $ 120.0 $ 128.8 $ 153.2 $ 217.7 $ 322.3 Plus tax equivalent adjustment on the increase in cash surrender value of life insurance 2.4 1.9 1.8 1.8 1.8 Core non-interest income, fully tax equivalent $ 122.4 $ 130.7 $ 155.0 $ 219.5 $ 324.1 Core Non-Interest Expense (Dollars in millions) Years Ended December 31, 2011 2012 2013 2014 2015 Net interest income $ 325.3 $ 292.8 $ 272.3 $ 350.8 $ 465.6 Plus: tax equivalent effect 13.2 20.4 22.7 23.6 27.1 Net interest income, fully tax equivalent 338.5 313.2 295.0 374.4 492.7 Core non-interest income 120.0 128.8 153.2 217.7 322.3 Plus tax equivalent adjustment on the increase in cash surrender value of life insurance 2.4 1.9 1.8 1.8 1.8 Total revenues, fully tax equivalent $ 460.9 $ 443.9 $ 450.0 $ 593.9 $ 816.8 Core non-interest income to revenues, fully tax equivalent 26.6% 29.4% 34.4% 37.0% 39.7% Tax Revenue, Fully Tax Equivalent Reconciliation (Dollars in millions) Years Ended December 31,

Footnotes 34 MBFI common shares are included in the RUSSELL 2000 Index, the S&P 600 SMALLCAP Index, the NASDAQ BANK Index and the MSCI Global Sustainability Index among other indexes. Operating return on average assets is computed by dividing operating earnings by average total assets. Operating earnings is defined as net income as reported less non-core items, net of tax. Amount is 2015 full year. Top quartile performance is defined as being in the 75th or better percentile for the given financial metric of the peer set. Peer set consists of MBFI, ASB, BOKF, CBSH, CFR, FHN, FMBI, FMER, FNB, FULT, HBHC, IBKC, NPBC, ONB, PVTB, SBNY, TCB, TCBI, TRMK, UMBF, UMPQ, VLY, WBS, WTFC. According to the U.S. Department of Commerce, the President’s “E” Award is the highest recognition any U.S. entity can receive for making a significant contribution to the expansion of U.S. exports. Source: Performance Trust Capital Partners. Peer set is all US Banks and excludes credit unions. Based on February 5, 2016 closing stock price of $31.12 and current 2016 mean EPS estimate by analysts of $2.24 per SNL Financial MBFI 2015 NIM was 3.84% as reported and 3.56% excluding discount accretion on acquired Taylor Capital loans. 2014 NIM was 3.77% as reported and 3.59% excluding discount accretion on acquired Taylor Capital loans. MBFI as reported amount for 2015 was 1.07% and 1.09% on an operating basis. Operating Return on Average Assets, is computed by dividing operating earnings by average total assets. MBFI as reported amount for 2015 was 12.82% and 13.07% on an operating basis. Cash Return on Average Tangible Common Equity (“ROTCE”) is computed by dividing cash operating earnings (operating earnings plus other intangibles amortization expense, net of tax benefit, less dividends on preferred shares) by average tangible common equity. Operating earnings is defined as net income as reported less non-core items, net of tax. TCE/RWA – Risk weighting assets for peer banks is not yet available for 4Q 2015 so 3Q 2015 data is presented. MBFI ratio for 4Q 2015 was 9.34%. Excludes accruing TDRs. American Chartered financial results are 9/30/2015 year-to-date annualized. Based on the 15-day volume-weighted average MB Financial common stock price as of November 20, 2015. Shares outstanding assumes all American Chartered preferred equity is converted and includes the dilutive impact and tax benefits of American Chartered stock options. As of or for the nine months ended 9/30/2015 (annualized). Operating earnings is defined as net income as reported less non-core items, net of tax. Non-core items do not pertain to our core business operations. We believe it is useful to exclude these items in assessing our core operating performance and in understanding the primary drivers of our non-interest income and non-interest expense and their exclusion allows for a more meaningful comparison of our operating results from period to period.

February 2016 NASDAQ: MBFI Investor Presentation